SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

PennCorp Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

708094107
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571,
Tel:  (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Fund L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  149,061

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  149,061

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  149,061

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  149,061

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  149,061

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  149,061

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .5%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  454,707

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  454,707

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  454,707

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  603,768

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  603,768

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  603,768

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

     This statement relates to the common stock ("Common Stock") of PennCorp Financial Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at c/o Southwestern Financial Services Corporation, 717 North Harwood Street, Dallas, Texas 75201.

ITEM 2.  Identity and Background

         (a)-(c)  and (f) The names of the  persons  filing  this  statement  on
Schedule 13D (the "Reporting Persons") are:

         - Paloma Strategic Fund L.P., a Bermuda limited partnership ("Paloma Strategic"). The general partner of Paloma Strategic is Silverton Management Company Limited, a Bermuda corporation. Paloma Strategic holds the shares of Common Stock beneficially owned by it through its wholly-owned subsidiary Paloma Strategic Securities Limited, a Bermuda corporation.

         - Paloma Strategic Advisors L.L.C., a Delaware limited liability company ("Strategic Advisors") and the trading advisor of Paloma Strategic. Strategic Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Common Stock beneficially owned by it through its indirect subsidiary Paloma Securities L.L.C., a Delaware limited liability company. Latitude L.L.C., a Delaware limited liability company ("Latitude") is the general partner of Paloma International.

     - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma Strategic and Paloma International as a result of being a managing member of Latitude and Strategic Advisors. Mr. Sussman expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         Strategic Advisors, Paloma International, Latitude and Sussman.

         The business address of Strategic Advisors, Paloma International, Latitude and Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

         The principal business of Strategic Advisors is the furnishing of investment advisory services.

         The principal business of Paloma International is that of a private investment company engaged in the purchase and sale of securities for its own account.

         The principal business of Latitude is serving as the general partner of Paloma International.

         Sussman's principal occupation is serving as a managing member of Latitude, Strategic Advisors and certain other trading advisors.

         Paloma Strategic.

         The principal place of business for Paloma Strategic is c/o MQ Services Ltd., 44 Church Street, Hamilton HM 12, Bermuda. The principal business of Paloma Strategic is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on September 2, 1997, the Securities and Exchange Commission simultaneously instituted and settled an administrative proceeding involving Mr. Sussman. The Order made the following findings, which Mr. Sussman neither admitted nor denied. Mr. Sussman failed to disclose (i) a potential conflict of interest in a real estate transaction, and
(ii) the modest effect on a fund's performance of the deferred payment of certain expenses. The Order requires Mr. Sussman to cease and desist from future violations of Section 206(2) of the Investment Advisers Act of 1940 and imposes a civil penalty of $40,000.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Paloma Strategic and Strategic Advisors in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,397,095

         The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,439,917

ITEM 4.  Purpose of Transaction.

         Each of Paloma International and Paloma Strategic acquired the Common Stock beneficially owned by it in the ordinary course of purchasing and selling securities for its own account. Strategic Advisors acted as trading advisor to Paloma Strategic in making the purchases of the Common Stock beneficially owned by it. Strategic Advisors and Mr. Sussman each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         On December 21, 1999, the Issuer and its advisors invited holders of approximately 74% of its two outstanding series of convertible preferred stock (the "Ad Hoc Committee"), including the Reporting Persons, to a meeting regarding a proposed restructuring of the Issuer and the Issuer's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). On December 23, 1999, the Ad Hoc Committee delivered a letter to the Issuer's board of directors (the "Board") objecting to the Sale Alternative and proposing a restructuring of the Issuer pursuant to a term sheet attached as an exhibit to such letter (both of which are attached hereto as Exhibit B). The Reporting Persons believe that a restructuring on the terms set forth in the term sheet is the only viable alternative for the Issuer at this juncture to ensure maximum value to the Issuer's stockholders, including holders of the Issuer's preferred stock, or any value to the holders of Common Stock. The Reporting Persons, as part of the Ad Hoc Committee, intend to take all actions at their disposal (including
litigation,   if  so  determined)  to  prevent  the  consummation  of  the  Sale
Alternative.

         Each of the Reporting Persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b) with the other members of the Ad Hoc Committee, but hereby expressly disclaims such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Paloma International beneficially owns 317,400 shares of the Issuer's $3.50 convertible preferred stock ("$3.50 Preferred"), which are convertible into 454,707 shares of Common Stock, constituting 1.5% of all of the outstanding shares of Common Stock.

         Paloma Strategic and Strategic Advisors beneficially own 10,000 shares of $3.50 Preferred, which are convertible into 14,326 shares of Common Stock, and 60,900 shares of the Issuer's $3.375 convertible preferred stock ("$3.375 Preferred"), which are convertible into 134,735 shares of Common Stock. Paloma Strategic and Strategic Advisors' beneficial ownership of 149,061 shares of Common Stock constitutes .5% of all of the outstanding shares of Common Stock.

         Through Paloma International and Paloma Strategic, Sussman beneficially owns 603,768 shares of Common Stock constituting 2% of all of the outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) None of the Reporting Persons has effected any transactions with respect to the Common Stock during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  See Exhibit B.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement
                  Exhibit B - Letter and Term Sheet

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:            January 3, 2000


                  PALOMA STRATEGIC FUND L.P.
                  By: Paloma Strategic Advisors L.L.C., as    Attorney-in-Fact


                           By: /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President

                  PALOMA STRTEGIC ADVISORS L.L.C.


                  By: /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President

                  PALOMA INTERNATIONAL L.P.
                  By: Latitude L.L.C., as General Partner


                           By: /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President


                              /s/ S. Donald Sussman
                                S. Donald Sussman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of PennCorp Financial Group, Inc. dated January 3, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:            January 3, 2000

                  PALOMA STRATEGIC FUND L.P.
                      By: Paloma Strategic Advisors L.L.C.,
                               as Attorney-in-Fact


                                    By: /s/ Michael J. Berner
                                            Michael J. Berner
                                            Vice President

                  PALOMA STRTEGIC ADVISORS L.L.C.


                  By: /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President

                  PALOMA INTERNATIONAL L.P.
                     By: Latitude L.L.C., as General Partner


                                    By: /s/ Michael J. Berner
                                            Michael J. Berner
                                            Vice President


                              /s/ S. Donald Sussman
                                S. Donald Sussman

                                    EXHIBIT B


                                                              December 23, 1999


PennCorp Financial Group, Inc.
717 North Harwood Street
Dallas, Texas 75201
Attention: Board of Directors


To the Board of Directors of PennCorp Financial Group, Inc.:

         The undersigned, as members of the Ad Hoc Committee of the Preferred Stockholders (the "AD HOC COMMITTEE") of PennCorp Financial Group, Inc. (the "COMPANY"), represent 74% of the Company's outstanding shares of $3.375
Convertible Preferred Stock (the "SERIES I PREFERRED") and $3.50 Convertible Preferred Stock (the "SERIES II PREFERRED" and together with the Series I Preferred, the "PREFERRED SHARES"). On December 21, 1999, the Ad Hoc Committee was invited by the Company to hear a presentation regarding a proposed restructuring of the Company (the "RESTRUCTURING") and the Company's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "SALE ALTERNATIVE"). Although the Ad Hoc Committee believed that the Company's goal in calling the meeting was to build a consensus among the members of the Ad Hoc Committee for the Restructuring, the Company instead presented its plan to move forward with the Sale Alternative and then consummate a liquidation of the Company in a Chapter 11 bankruptcy. At the meeting, the Company stated that the Board of Directors of the Company (the "BOARD") intended to approve the Sale Alternative at its next meeting on January 6, 2000, and would cause the Company to execute definitive agreements with two buyers for the Company's operating subsidiaries.

         The Ad Hoc Committee strenuously objects to this course of action by the Company. The Ad Hoc Committee believes that (i) the proposed sale of Security Life and Trust and Southwestern Life (the "DALLAS OPERATIONS") severely undervalues these assets and will significantly impair the ability of the Company's stakeholders, in particular the holders of the Preferred Shares, to realize maximum value for their respective interests in the Company, or in the case of the common stockholders, any value and (ii) an extended Chapter 11 bankruptcy proceeding will have a devastating and irreversible effect on the value of the Company. Should the Board move forward with the Sale Alternative by executing definitive purchase agreements with the proposed buyers, the Ad Hoc Committee will take all steps at its disposal to prevent these transfers (including litigation) and will seek all possible remedies against the Company, the Board and its officers.

         The Ad Hoc Committee favors the Restructuring on the terms set forth on EXHIBIT A attached hereto. These terms are substantially similar to those previously discussed by certain holders of Preferred Shares and the Company, and include a sale of the Company's American Amicable subsidiary. At the December 21 meeting, the Company indicated its willingness to support the Restructuring alternative if the Ad Hoc Committee could deliver binding commitment letters for the financing of the Restructuring from third party financing sources prior to the Board's next meeting and a commitment to support the plan from 80% of the holders of Preferred Stock. Given that this request comes four days before the Christmas holiday and less than two weeks before the end of the Millennium, it is impracticable for the Ad Hoc Committee to meet this timetable. However, the Ad Hoc Committee has had substantially discussions regarding the financing of the Restructuring with a consortium of lenders consisting of GE Capital Corporation, Bank One and CIBC and is highly confident that it can arrange the necessary financing in short order. The Ad Hoc Committee expects to deliver a highly confident letter from this consortium to the Board on Monday, December 27, 1999, and expects to deliver final financing commitment letters to the Company shortly thereafter. This is a reasonable timetable to secure the financing and for the Board to vote on the Restructuring proposal.

         The Ad Hoc Committee is committed to expeditiously completing the Restructuring as described in EXHIBIT A, and strongly encourages the Board to reject the Sale Alternative and move forward with the Restructuring.

                  Sincerely yours,

                  The Ad Hoc Committee of Preferred Shareholders

   PENNCORP FINANCIAL GROUP, INC. SUMMARY OF TERMS AND CONDITIONS FOR PROPOSED
                                RECAPITALIZATION

Purpose: To recapitalize PennCorp Financial Group, Inc. ("PFG" and together with its subsidiaries, the Company such that the Company) may, at a minimum, retain its current A.M. Best rating that is necessary to maintain its current distribution systems.

Methodology: Reduction of the Company's obligations with respect to its outstanding preferred stock (by reclassification into Units (as described below) consisting of a new series of preferred stock and common stock) and reduction of the Company's obligations with respect to indebtedness for borrowed money to a level at which the Company's pro forma EBITDA after consummation of the recapitalization and the sale of Pioneer Security Life Insurance Company and its subsidiaries (the "Waco Companies") will provide the coverage ratios necessary to, at a minimum, retain its current A.M. Best rating. Based on the Company's projected EBITDA following the recapitalization, the maximum debt capacity of the Company following the recapitalization and the sale of the Waco Companies is agreed to be $110 million.

Target Consummation Date: May 31, 2000.

Senior Debt: The Company's existing senior credit facility, including accrued and unpaid interest, will be repaid.

Subordinated Debt: The Company will offer to purchase all of the existing $114.6 million principal amount of 9.25% Senior Subordinated Notes (the "Notes") at a purchase price equal to 98% of the principal amount thereof, plus accrued and unpaid interest. The offer to purchase the Notes would close simultaneously with the closing of the recapitalization. Any Notes not tendered pursuant to the offer to purchase would remain outstanding following the recapitalization.

Reclassification/Conversion of Preferred Stock: In the event that the approval of at least two-thirds of the outstanding shares of common stock and the approval of at least two-thirds of the outstanding shares of PFG's $3.375 Convertible Preferred Stock (the Series I Preferred Stock") and $3.50 Series II Convertible Preferred Stock (the "Series II Preferred Stock," and together with the Series I Preferred Stock, the "Preferred Stock") is obtained, the recapitalization will be effected by an amendment to PFG's charter. Pursuant to the charter amendment, each outstanding share of Preferred Stock will be reclassified (the "Preferred Stock Reclassification") into a unit (a "Preferred Unit") consisting of (i) a share of new PFG preferred stock with the terms described below ("New Preferred Stock") and (ii) 1.0 shares of post-recapitalization common stock of PFG. In the event that the approval of at least two-thirds of the shares of the Preferred Stock is obtained, but only a majority (but not two-thirds) of the outstanding shares of common stock is obtained, the recapitalization will be effected by a merger (the "Merger"). Pursuant to the Merger, each outstanding share of Preferred Stock will be converted into a Preferred Unit. In the case of either the Preferred Stock Reclassification or the Merger, the shares of common stock of PFG to be issued to the existing holders of the Preferred Stock will represent 73.3% of the post-recapitalization common stock of PFG.

Reverse Split/Conversion of Common Stock: If the recapitalization is effected by a charter amendment, upon the effectiveness of the amendment each existing share of PFG's common stock will be reclassified by means of a one-for-ten reverse stock split (the "Reverse Stock Split"). Additionally, on consummation of the recapitalization each existing holder of PFG common stock will receive a warrant with the terms described below (the "Warrants") to purchase PFG's post-recapitalization common stock. If the recapitalization is effected through the Merger, on consummation of the Merger each existing share of PFG's common stock will be converted into a share of postrecapitalization common stock of PFG (representing approximately one-tenth of a share of pre-recapitalization common stock) and a Warrant. In either case, the shares of PFG common stock held by existing holders of common stock will represent 26.7% of the post-recapitalization common stock of PFG.

Sale of the Waco Companies: The Company will cause its subsidiary, American-Amicable Holdings Corporation ("American-Amicable"), to sell the stock of the Waco Companies for net cash proceeds of at least $102 million. This transaction will be consummated as soon as practicable, notwithstanding the timing of the consummation of the recapitalization.

Merger of SLT and SW Life: Prior to the recapitalization, Security Life and Trust Insurance Company will be merged with and into Southwestern Life Insurance Company ("SW Life").

Reinsurance: SW Life will reinsure substantially all of its existing annuity blocks of business.

New Credit Facility: In connection with the recapitalization, the Company will enter into a new $110 million revolving senior credit facility (the "New Senior Facility"), of which approximately $90 million would be drawn upon consummation of the recapitalization.

Extraordinary Dividend: As part of the recapitalization, SW Life will request approval from the Texas Department of Insurance for the payment of an extraordinary dividend of approximately $75 million (the "Extraordinary Dividend"). Prior to the payment of the Extraordinary Dividend, the outstanding notes issued by American-Amicable will be repaid, the outstanding preferred stock of Southwestern Financial Corp. will be removed from SW Life, and the reserves of SW Life will be strengthened by $10 million. In no event will the Extraordinary Dividend be paid in an amount that would cause the Risk Based Capital Ratio of SW Life to be less than 300%.

Preferred Unit Offering: The Company will make a $35 million offering of Preferred Units (the "Unit Offering") to all holders of the Preferred Stock and Company's common stock. The holders of the Preferred Stock will have the right to subscribe for approximately 73% of the Units subject to the Unit Offering, and the holders of the common stock will have the right to subscribe for approximately 27% of the Units subject to the Unit Offering. The Unit Offering will be conducted and will remain open during the same period as the proxy solicitation for the charter amendment to effect the Preferred Stock Reclassification and the Reverse Stock Split (or the Merger) and will close simultaneously with such transactions. The right to purchase Units offered in the Units Offering will be detachable and transferable and will have an oversubscription privilege for only the existing holders of common stock, pursuant to which such holders will have the right to oversubscribe for Units not purchased by other existing holders of common stock. The holders of Preferred Stock will not have the right to oversubscribe, and any Preferred Units not purchased by holders of Preferred Stock and common stock will be purchased by Inverness pursuant to its Standby Commitment as described below. The purchase price for each Preferred Unit will be $12.50 (the "Rights Offering Price").

Standby Underwriting Commitment: Inverness Management LLC ("Inverness") will execute and deliver to the Company a binding agreement pursuant to which Inverness will commit to fully underwrite the Unit Offering (the "Standby Commitment") at a price equal to the Rights Offering Price. The Company will pay Inverness an underwriting commitment fee of $1,361,000 (5% of $27,227,000) on the Standby Commitment in cash at closing.

Warrants: Number of Shares: The Warrants will be exercisable, in the aggregate, for approximately 10% of PFG's post-recapitalization common stock. Exercise
Price: $30 per share. Exercise Period: The Warrants will be immediately exercisable upon issuance and will remain exercisable for a period of ten years.

New Preferred Stock: Liquidation Preference: $20.00 per share (the "Stated Value"), plus accrued and unpaid dividends. Dividends: The New Preferred Stock will initially earn cumulative dividends at the rate of 8.0% per annum on the sum of the Stated Value plus unpaid dividends which accrued in prior semi-annual periods. Dividends will not be paid in cash except as described below. Reset:
Upon a change of control of the Company, the initial dividend rate will be reset to the lesser of (A) the rate that in the opinion of an investment banking firm reasonably acceptable to the Company would be necessary to cause each share of New Preferred Stock to "trade" at its liquidation preference, or (B) 20% per annum. After the reset, future dividends would become payable in cash. Voting:
Each share will be entitled to one vote and will vote together with shares of PFG's common stock. Redemption: The Company will have the right to redeem the New Preferred Stock, in whole or in part, after the first anniversary of issuance thereof at the following redemption prices: if redeemed after the first anniversary, but prior to the second anniversary, then at 107.5% of the liquidation preference; if redeemed after the second anniversary, but prior to the third anniversary, then at 105.0% of the liquidation preference; if redeemed after the third anniversary, but prior to the fourth anniversary, then at 102.5% of the liquidation preference; and if redeemed after the fourth anniversary, then at 100% of the liquidation preference.

Management Incentive Plan/Executive Compensation: Approximately 7% of the post-recapitalization common stock of PFG and $5,000,000 of New Preferred Stock will be reserved for issuance to the Company's post-recapitalization officers and directors. Prior to the closing of the recapitalization, the Company will not increase the compensation of its officers or directors, except in the ordinary course of business.

Proxy Statement/Prospectus: Because the Preferred Stock Reclassification and the Reverse Stock Split(1) (or the Merger) will require the approval of the holders of PFG's common stock and the Preferred Stock, it will be necessary to file a proxy statement with the SEC. This proxy statement will be combined with a prospectus for the registration of (i) the New Preferred Stock to be issued in connection with the Preferred Stock Reclassification (or the Merger); (ii) the common stock to be issued in connection with the Preferred Stock Reclassification (or the Merger); (iii) the Warrants to be issued to the existing holders of PFG's common stock; (iv) the New Preferred Stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment; and (v) the new common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment. See "Registration/Listing" below. The Company will distribute the proxy statement/ prospectus to the holders of the common stock and the Preferred Stock and will hold a special stockholders meeting to vote on the Preferred Stock Reclassification and the Reverse Stock Split(or the Merger). Also see "Chapter 11 "Prepackaged" Alternative."

Registration/Listing: Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), requires the New Preferred Stock and the common stock to be issued in connection with the Preferred Stock Reclassification (or the Merger) to be registered under the Securities Act. In addition, the Company will register the Warrants to be issued to the existing holders of PFG's common stock and the New Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment. The Company will apply for the listing of the New Preferred Stock and the common stock to be issued in the Preferred Stock Reclassification (or the Merger), the Warrants to be issued to the existing holders of PFG's common stock, and the New Preferred Stock and the common stock underlying the Units to be offered in the Unit Offering or pursuant to the Standby Commitment on the NYSE or NASDAQ, assuming the Company is able to meet the applicable listing requirements at such time. -------- (1) In the event that it is determined to effect a "quasi-reorganization," the approval of the holders of the Company's common stock will be required.

Chapter 11 "Prepackaged" Alternative: To encourage the common stockholders of the Company to vote in favor of the recapitalization, the proxy statement/ prospectus will provide that if neither the amendment to the charter nor the Merger is approved by the requisite vote of the holders of the common stock, the votes of the holders of the Preferred Stock accepting the Preferred Stock Reclassification (or the Merger) will constitute the votes of the holders of the Preferred Stock accepting a "prepackaged" chapter 11 plan of reorganization that may be filed by the Company, in its sole discretion, providing for the implementation of the contemplated recapitalization modified to provide for the existing common stock to be cancelled and the holders of existing common stock being "crammed down" (i.e., receiving nothing, including any right to acquire Warrants or Units pursuant to the Unit Offering).(2)

Settlement of Class Action Lawsuit: Not later than the consummation of the recapitalization (or in the event that the recapitalization occurs in a "prepackaged" chapter 11 case, then prior to the commencement of the chapter 11 case), the pending class action lawsuit (the "Class Action Suit") involving certain of the Company's common stockholders and certain holders of the Notes would be settled as contemplated for $1.5 million, plus interest.

Conditions to the Effectiveness of Term Sheet: This term sheet will become effective upon satisfaction of each of the following conditions (or waiver by the Company and the holders of Preferred Stock): (i) approval of the transactions contemplated by this term sheet by the Board of Directors of the Company; (ii) the execution by holders of at least 66-2/3% of the outstanding shares of Preferred Stock (voting together as a single class) of a letter agreement pursuant to which such holders agree to support and vote in favor of the transactions contemplated by this term sheet (and waive any appraisal rights to which they would be entitled); (iii) the receipt by the Company of the Standby Commitment described above under the heading "Standby Underwriting Commitment"; -------------------- (2) In the event that the recapitalization occurs in a "prepackaged" chapter 11 case, the right of holders of common stock to acquire 30% of the Units offered in the Unit Offering will be eliminated (and any election by a holder of common stock would be automatically rescinded) and such right will accrue to Inverness under its Standby Commitment. (iv) the receipt by the Company of preliminary indications of support reasonably acceptable to the Company and Inverness from A.M. Best and the Texas Department of Insurance regarding the transactions contemplated by this term sheet, which for purposes of this term sheet will mean, with respect to A.M. Best, that the Company does not receive from A.M. Best an indication that A.M. Best intends to downgrade the rating of SW Life in connection with the recapitalization, and will mean, with respect to the Texas Department of Insurance, that the Company receives an indication from the Texas Department of Insurance that the Extraordinary Dividend will be approved; and (v) the receipt by the Company of a commitment letter from a financial institution reasonably acceptable to the Company relating to the New Senior Facility.

Conditions to the Consummation of the Recapitalization: The consummation of the recapitalization is subject to the satisfaction (or waiver by the Company and holders of Preferred Stock) of each of the following conditions: (i) the New Senior Facility shall have been funded; (ii) the Class Action Suit shall have been settled as contemplated; (iii) the pre-recapitalization transactions shall have been completed as contemplated, including the payment by SW Life of the Extraordinary Dividend; (iv) the Company shall have consummated the sale of the Waco Companies; (v) all regulatory approvals necessary for the recapitalization and the transactions contemplated thereby shall have been received; (vi) the Company shall have received the proceeds from the Unit Offering and/or the Standby Commitment; (vii) the necessary parties shall have executed definitive binding documentation embodying all of the transactions contemplated by and/or related to the recapitalization, including, without limitation, mutually agreeable releases in favor of all of the directors and officers of PFG and its subsidiaries fully and unconditionally releasing such directors and officers from any and all liabilities arising prior to or in connection with the recapitalization, with customary exclusions; (viii) the board of directors of PFG shall not have terminated the recapitalization in response to a superior proposal; (ix) the Company shall have agreed to maintain for a period of six years following the consummation of the recapitalization (A) the existing provisions in its Certificate of Incorporation relating to exculpation and indemnification of its current officers and directors (or such lesser indemnification if the law is more restrictive) and (B) officers' and directors' liability insurance covering the current officers and directors of the Company on substantially the same terms as the Company's current policy; provided, however, that the Company shall not be obligated to maintain such coverage to the extent such coverage costs two times the cost of the Company's current coverage (which in such case the Company shall only be obligated to provide as much coverage as can be obtained by paying two times the cost of the Company's current coverage); (x) the Company shall have reimbursed Inverness and the Ad Hoc Committee of holders of Preferred Stock for their expenses incurred in connection with the recapitalization; and (xi) the Company shall have received the requisite approval of the holders of the Preferred Stock and its common stock, or, in the event the "prepackaged" chapter 11 case is commenced by the Company, an order confirming the plan of reorganization that incorporates the transactions described herein shall have been entered and such order shall be unstayed and in effect.